Exhibit 13.2

Kehinde Wiley Video Script

“He creates history as much as he tells it.” - Holland Cotter, Art Critic, New York Times

In 2018, Kehinde Wiley painted Barack Obama’s official portrait. The portrait is now displayed at the Smithsonian’s National Portrait Gallery.

Wiley is a figure in a group of African American artists working in portraiture. Other artists include Amy Sherald, Barkley Hendricks, and Kerry James Marshall. Kehinde Wiley paints well known figures such as LL Cool J and Spike Lee, And Swiss Beatz.

In 2015, Kehinde Wiley received the Medal of the Arts from John Kerry.

He has had solo shows at The Brooklyn Museum, the Studio Museum in Harlem, and St Louis Art Museum. In 2019, Kehinde Wiley opened an artist residency in Dakar Senegal for emerging artists.

Wiley’s work falls into the category of Identity Politics. Wiley places people of color and places them on patterned backgrounds and poses. The objective is to elevate the average person into a place that was once exclusively for the wealthy and nobility.

It is important to Wiley that African American people are both the subjects and the audience of his paintings. In doing this, he turns traditional portrait painting upside down, and rewrites history to include those who have been historically marginalized.

And that’s what Kehinde Wiley did for this painting, St. Jerome Hearing of the Trumpet, which was featured in the St. Louis exhibition.

For this exhibition, Kehinde Wiley painted citizens from North St. Louis and Ferguson to commemorate those from the Ferguson Unrest. The painting appropriates this painting by Jacques-Louis David. Wiley inserts women into historical scenes that were traditionally depicted by noble me to broaden the conversation about gender.

Talking about his own work Wiley said “What is portraiture? It’s choice. It’s the ability to position your body in the world for the world to celebrate you on your own terms.”

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